U.S. Securities and Exchange Commission

Washington, D.C. 20549

Form F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

A.         Name of issuer or persons filing (“Filers”): Teléfonos de México, S.A. de C.V.; Telmex Chile Holding S.A.

B.         This is:

an original filing for the Filers

an amended filing for the Filer

filing on paper in accordance with Regulation S-T Rule 101(b)(9)

C.         Identify the filing in conjunction with which this Form is being filed:

Name of registrant: Telefonos de Mexico, S.A. de C.V.; Telmex Chile Holding S.A.

Form type: Form CB

Filed by: Teléfonos de México, S.A. de C.V.; Telmex Chile Holding S.A.

Date filed (if filed concurrently, so indicate): May 6, 2004 (concurrently with Form CB)

D.         Teléfonos de México, S.A. de C.V is incorporated or organized under the laws of Mexico and has its principal place of business at:

Teléfonos de México, S.A. de C.V.
Parque Via
Colonia Cuahtemoc
06599 Mexico, D.F. Mexico

Telmex Chile Holding S.A is incorporated or organized under the laws of Chile and has its principal place of business at:

Telmex Chile Holding S.A
Avenida Vitacura 2939
8th Floor
Las Condes
Santiago, Chile

E.         The Filers designate and appoint CT CORPORATION SYSTEM (“Agent”) located at:

111 8th Avenue, 13th Floor, New York, NY 10011 ((212) 894-8940))

as the agent of the Filers upon whom may be served any process, pleadings, subpoenas, or other papers in

(a)	any investigation or administrative proceeding conducted by the Commission; and

(b)	any civil suit or action brought against the Filers or to which the Filers have been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Colombia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filers on Form CB on May 6, 2004 or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filers with the Commission on Schedule 13E-F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filers acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filers stipulate and agree that any civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made

F.          Each person filing this Form in connection with:

(a)	the use of Form F-9, F-10, 40-F, or SB-2 or Schedule 13K-4F, 14D-1F or 14D-9F stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filers discharge the Agent or the Agent is unwilling or unable to accept service on behalf of the Filers at any time until six years have elapsed from the date the issuer of the securities to which such Forms and Schedules relate has ceased reporting under the Exchange Act;
(b)	the use of Form F-8 or Form F-80 stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filers discharge the Agent or the Agent is unwilling or unable to accept service on behalf of the Filers at any time until six years have elapsed following the effective date of the latest date of the latest amendment to such Form F-8 or Form F-80;
(c)	its status as trustee with respect to securities registered on Form F-7, F-8, F-9, F-10, F-80, or SB-2 stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filers discharge the Agent or the Agent is unwilling to accept service on behalf of the Filers at any time during which any of the securities subject to the indenture remain outstanding; and
(d)	the use of Form 1-A or other Commission form for an offering pursuant to Regulation A stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filers discharge the Agent or the Agent is unwilling to accept service on behalf of the Filers at any time until six years have elapsed from the date of the last sale of securities in reliance upon the Regulation A exemption.
Each Filer further undertakes to advise the Commission promptly of any change to the Agent’s name and address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.	Each person filing this Form, other than a trustee filing in accordance with General Instruction I.(e) of this Form, undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the Forms, Schedules and offering statements described in General Instructions I.(a), I.(b), I.(c), I.(d) and I.(f) of this Form, as applicable, the securities to which such Forms, Schedules and offering statements relate; and the transactions in such securities.

Each of the filers certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Distrito Federal, Country of Mexico, on May 6, 2004.

TELEFONOS DE MEXICO, S.A. DE C.V.
By:	/s/ Adolfo Cerezo P.

Name Adolfo Cerezo P. Title: Chief Financial Officer Date: May 6, 2004

Each of the filers certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in Santiago, Chile, on May 5, 2004.

TELMEX CHILE HOLDING S.A.
By:	/s/ Jorge Portillo Juárez

Name Jorge Portillo Juárez Title: Attorney-in-Fact Date: May 5, 2004

TELMEX CHILE HOLDING S.A.
By:	/s/ Juan Francisco Gutiérrez Irarrázaval

Name Juan Francisco Gutiérrez Irarrázaval Title: Attorney-in-Fact Date: May 5, 2004

        *The Power of Attorney, dated April 19, 2004, is attached as Exhibit 1.

        This statement has been signed by the following person in the capacity and on the date indicated.

CT CORPORATION, AGENT FOR SERVICE FOR PROCESS
By:	/s/ Ann Laskowski

Name Ann Laskowski Title: Assistant Secretary Date: May 5, 2004